Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 19, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories launches Versavo® (bevacizumab) in the UK”.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	RICHA PERIWAL	USHA IYER
Hyderabad - 500034. Telangana, India.	richaperiwal@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy's Laboratories launches Versavo® (bevacizumab) in the UK

•	Versavo® (bevacizumab) is indicated for the treatment of several types of cancers including metastatic colorectal cancer, advanced non-squamous non-small cell lung cancer, recurrent glioblastoma, metastatic renal cell carcinoma, advanced cervical cancer, ovarian cancer and metastatic breast cancer
•	Versavo® is the first Dr. Reddy’s biosimilar product to be approved and launched in the UK
•	Previously, Dr. Reddy’s launched Versavo® in India in 2019 and subsequently in other countries such as Thailand, Ukraine, Nepal and Jamaica. In Colombia, the product was launched under the brand name Persivia®.

Hyderabad India; March 19, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; hereafter referred to as “Dr. Reddy’s”), a global pharmaceutical company announced the launch of Versavo® (bevacizumab) in the United Kingdom (UK). Dr. Reddy’s Versavo® is a (bevacizumab) biosimilar of Avastin®1 and indicated for the treatment of several types of cancers, including metastatic colorectal cancer, advanced non-squamous non-small cell lung cancer, recurrent glioblastoma, metastatic renal cell carcinoma, advanced cervical cancer, ovarian cancer and metastatic breast cancer2.

Versavo® is the first Dr. Reddy’s biosimilar product to be approved and launched in the UK. It is available in strengths of 100mg and 400mg single use vials.

Dr. Reddy’s launched Versavo® in India in 2019. Subsequently, Versavo® was introduced in other markets such as Thailand, Ukraine, Nepal, and Jamaica under the same brand name. In Colombia, the product was launched under the brand name Persivia®.

Dr. Jayanth Sridhar, Global Head of Biologics at Dr. Reddy’s, said: “The launch of Versavo® in a highly regulated market underscores our capability for global clinical development of high-quality biosimilar products. Versavo® is a potential treatment option for patients with different types of cancers. This launch reinforces our commitment to bring more biosimilar and other critical biological products to meet the unmet needs of patients, and strengthens our focus on oncology.”

[1]	Avastin® is a registered trademark of Roche.
[2]	https://www.versavo.in/registered-medical-practitioners/about-versavo/index.html#content

About Dr. Reddy’s Versavo®:

Versavo® is bevacizumab biosimilar from Dr. Reddy's. Bevacizumab is the first antiangiogenic therapy proven to slow metastatic disease progression in patients with cancer. It is a humanized recombinant antibody that targets human vascular endothelial growth factor (VEGF), leading to deterred angiogenesis and tumor growth3.

About Dr. Reddy’s biosimilars programme:

Dr. Reddy’s biosimilars business is part of our key strategic initiatives expected to drive both near-term and long-term growth. Over the last 25 years, our Biologics team has developed into a fully integrated organisation with robust capabilities in the development, manufacture and commercialisation of a range of biosimilar products in oncology and immunology. We have a current portfolio of six commercial products marketed in India, with some products marketed in more than 25 other countries. In addition, we have several products in the pipeline in oncology and auto-immune diseases in various stages of development for global launches across regulated as well as emerging markets. We are also ramping up manufacturing capacity to support our global expansion plans. In July 2023, our proposed rituximab biosimilar application was accepted for review by the USFDA, EMA and MHRA.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2023. The company assumes no obligation to update any information contained herein.

[3]	https://www.versavo.in/registered-medical-practitioners/about-versavo/index.html#content